EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S 3) and related Prospectus of Cedar Realty Trust, Inc. for the registration of 563,995 shares of its common stock and to the incorporation by reference therein of our reports dated March 6, 2012 with respect to the consolidated financial statements and schedule of Cedar Realty Trust, Inc., and the effectiveness of internal control over financial reporting of Cedar Realty Trust, Inc. included in its Annual Report (Form 10 K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York

March 6, 2012